SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

FORM 11-K

    [  X  ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIESEXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from __________ to __________

Commission file number 1-15973

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
(Full Title of Plan)

NORTHWEST NATURAL GAS COMPANY
220 N. W. Second Avenue
Portland, Oregon   97209
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
(Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office)

Northwest Natural Gas Company
Retirement K Savings Plan
Index
December 31, 2008 and 2007

ITEM 4.     FINANCIAL STATEMENTS

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

SIGNATURE	11

EXHIBIT

    23     Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Northwest Natural Gas Company
Retirement K Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Northwest Natural Gas Company Retirement K Savings Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  PricewaterhouseCoopers LLP
Portland, Oregon
June 19, 2009

Northwest Natural Gas Company
Retirement K Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets
Investments, at fair value	$101,594,261	$140,048,804
Contributions receivable
Participant	124,866	135,036
Employer	50,966	52,362
Total contributions receivable	175,832	187,398
Cash	1,650	30,000
Net assets available for benefits	$101,771,743	$140,266,202

The accompanying notes are an integral part of these financial statements.

Northwest Natural Gas Company
Retirement K Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2008 and 2007

	2008	2007
Additions (Reductions)
Investment income	$4,287,123	$8,705,898
Net (depreciation)/appreciation in fair value of investments	(42,697,654)	6,071,043
Net investment (loss)/income	(38,410,531)	14,776,941
Contributions
Participant elective and rollover	6,893,862	7,083,254
Employer	2,056,782	1,931,364
Total contributions	8,950,644	9,014,618
Total additions (reductions)	(29,459,887)	23,791,559
Deductions
Withdrawals and benefit payments	(9,030,972)	(12,924,239)
Administrative fees and expenses	(3,600)	(3,950)
Total deductions	(9,034,572)	(12,928,189)
Net (decrease)/increase in net assets available for benefits	(38,494,459)	10,863,370
Net assets available for benefits at beginning of year	140,266,202	129,402,832
Net assets available for benefits at end of year	$101,771,743	$140,266,202

The accompanying notes are an integral part of these financial statements.

Northwest Natural Gas Company
Retirement K Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

1.	Description of Plan

The following description of the Northwest Natural Gas Company Retirement K Savings Plan (the “Plan”) provides only general information.  Employees and Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering substantially all employees of Northwest Natural Gas Company (the “Company”).  The eligibility rules and entry dates vary primarily based on the following factors: type of contribution and employment classification (bargaining, non-bargaining, regular, temporary, and term).  At December 31, 2008, 1,190 participants had account balances in the Plan, of which 992 were active.

T. Rowe Price is the Plan’s trustee and performs the recordkeeping duties of the Plan.

Contributions
Under the Plan, participants may elect to contribute, subject to Internal Revenue Code (“Code”) limitations, up to 50% of gross pay to the Plan through salary deferral.  For Non-Bargaining Unit employees, the Company contributes 60% of the first 6% contributed by each employee, with a maximum match of 3.6% of gross pay.  For Bargaining Unit employees, the Company match is 50% of the first 4% contributed by each employee, with a maximum match of 2% of gross pay.  Each year the Company may make a supplemental contribution, the amount of which will be set by the Company’s Board of Directors.  As of December 31, 2008, the Company’s Board of Directors has not declared that any supplemental contributions be made.

Non-Contributory Employer Contributions
For all eligible Non-Bargaining Unit employees hired after December 31, 2006, the Company will contribute 5% of eligible annual earnings (or another amount fixed annually) as a non-contributory employer contribution for each year a participant is an active employee of the Company.  This contribution will be invested in the retirement date based investment fund that has a projected year of retirement which includes the year the participant turns age 65.  In 2008 and 2007, Non-Contributory Employer Contributions totaled $135,670 and $45,469, respectively.

Participant Accounts
Where applicable, each participant’s account is credited with Pre-Tax Contributions, Matching Contributions, Supplemental Contributions, Rollover Contributions, Non-Contributory Employer Contributions and net earnings or losses.  Pre-Tax Contributions are based on the participant’s deferral election.  Matching Contributions, Supplemental and Non-Contributory Employer Contributions are credited to the participant’s account according to the formula defined in the Plan document.  Rollover contributions are credited upon receipt from the tax-qualified plan of another employer or from an IRA.  Plan earnings are allocated based on account balances in the investment options selected by the participant and with respect to Non-Contributory Employer Contributions, a retirement date based investment option applicable to the participant under Plan terms.

Northwest Natural Gas Company
Retirement K Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

Investment Options
Participants may direct contributions in any of the 25 investment options (20 options are funds managed by T. Rowe Price) offered by the Plan, except with respect to the Non-Contributory Employer Contributions for which direction is allowed after the later of age 65 or full vesting.

Vesting
All employee contributions, employer match and actual earnings credited to participant accounts are fully vested and nonforfeitable (except for the Non-Contributory Employer Contributions) at all times subject to the limitations imposed by the Code.  Non-Contributory Employer Contributions are subject to a three year cliff vesting schedule with 100% vesting after three years of service.

Participant Loans
The Plan provides for participant loans under certain guidelines.  Participant loans are repaid through payroll deductions and participants’ remaining account balances are used as collateral for the loans.  The loans bear interest at a rate commensurate with local prevailing rates.  The rate used equals the prime rate plus 1%, based on rates quoted in The Wall Street Journal on the last business day of the month prior to the loan’s inception.

Withdrawals and Payment of Benefits
On termination of service due to death, disability, retirement or for other reasons, a participant may receive the value of his or her vested account as a single lump-sum distribution or as two partial lump sum distributions.  Under the hardship withdrawal provisions of the Plan, participants may withdraw salary deferral amounts while still employed by the Company.

Administrative Fees and Expenses
Certain expenses of administering and servicing the Plan, including equipment, supplies and payroll expenses of administrative and clerical personnel, and audit and trustee fees are provided by the Company without charge to the Plan.  Loan disbursement fees are paid by the Plan, allocated to participants withdrawing amounts as loans during the year and are classified as administrative fees and expenses.

Plan Amendments
Effective January 1, 2007 the Plan was amended to conform with certain changes required by the Pension Protection Act of 2006.  There was no material impact to the Plan resulting from this amendment.

Effective January 1, 2008 the Plan was amended to comply with recent changes in applicable law and recent guidance issued by the Internal Revenue Service and to make technical, editorial, and conforming changes.  There was no material impact to the Plan resulting from this amendment.

2.     Significant Accounting Policies

Basis of Accounting
The financial statements are prepared using the accrual basis of accounting.

Valuation of Investments
Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion.

Northwest Natural Gas Company
Retirement K Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

Investment Transactions and Net Investment Income Recognition
Securities transactions are recorded on the date the securities are purchased or sold.  Interest income is recorded as earned.  Dividend income is recorded on the ex-dividend date.  The cost of securities sold is determined by the average cost method.

The net appreciation (depreciation) in the fair value of investments presented in the statements of changes in net assets available for benefits consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Payment of Benefits
Benefits are recorded when paid.

3.     Fair Value Measurements

FASB Statement (SFAS) No. 157, “Fair Value Measurements,” establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under SFAS No. 157 are described as follows:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2   Inputs to the valuation methodology include:
           ·  Quoted prices for similar assets or liabilities in active markets;
           ·  Quoted prices for identical or similar assets or liabilities in inactive markets;
           ·  Inputs other than quoted prices that are observable for the asset or liability;
           ·  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
        If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Northwest Natural Gas Company
Retirement K Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2008 and 2007.

Common Stock:  Investments in the Company’s common stock are valued at the closing price on the last day of the year as quoted on the New York Stock Exchange.

Mutual Funds: Valued at the net asset value of shares held by the plan at year end.

Participant loans:  Valued at their outstanding balances, which approximate fair value.

These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth the fair value by level, within the fair value hierarchy, the plan’s assets as of December 31, 2008.

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual Funds	$79,322,654	-	-	$79,322,654
Common Stocks	20,196,079	-	-	20,196,079
Participant Loans	-	-	$2,075,528	2,075,528
Total assets at fair value	$99,518,733	-	$2,075,528	$101,594,261

Level 3 Gains and Losses
The following table sets forth a summary of changes in the fair value of the plan’s level 3 assets for the year ended December 31, 2008.

Level 3 Assets
Participant loans
January 1, 2008 balance	$2,047,601
Purchases, sales, issuances, and settlements (net)	27,927
December 31, 2008 balance	$2,075,528

4.    Termination Provisions

In the event of any total or partial termination or discontinuance of the Plan, the accounts of all affected participants shall become fully vested and nonforfeitable (i.e. the non-contributory employer contribution account).  The Company may continue the trust to pay benefits as they mature, or liquidate and distribute the net assets of the trust among participants and beneficiaries in proportion to their interests.  The Company has no current plans to terminate the Plan.

Northwest Natural Gas Company
Retirement K Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

5.     Related-Party Transactions

Since the Company’s common stock is an investment held by the Plan, investments in this common stock represent transactions with parties in interest.  Certain other Plan investments are short-term deposits and investments and shares of mutual funds managed by T. Rowe Price, the trustee, as defined by the Plan.  These Plan investments qualify as parties in interest transactions for which a statutory exemption exists.  The following are related party investments:
	December 31
	2008	2007
Northwest Natural Gas Company Common Stock	$ 20,196,079	$ 22,225,966
T. Rowe Price Mutual Funds	71,729,878	106,351,264
	$ 91,925,957	$128,577,230

Purchases of Northwest Natural Gas Company stock during the years ended December 31, 2008 and 2007 totaled 78,356 shares for $3,653,229 and 55,744 shares for $2,992,102, respectively.  Sales of Northwest Natural Gas Company stock during the years ended December 31, 2008 and 2007 totaled 78,501 shares for $3,799,369 and 114,070 shares for $5,293,525, respectively.

6.     Federal Income Tax Status

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated September 16, 2002, that the Plan is qualified and the trust established under the Plan at the time was tax-exempt, under the applicable sections of the Code.  The Plan has been amended and restated since receiving the determination letter and submitted to the IRS for an updated favorable determination letter in January 2008.  However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, the Plan administrator believes that the Plan is qualified and the related trust is tax-exempt.

7.     Investments

Investments at fair value representing 5% or more of the Plan’s net assets at December 31, 2008 and 2007 are as follows:

	2008	2007
T. Rowe Price Balanced Fund 864,024 and 869,827 shares, respectively	$12,139,540	$17,918,429
T. Rowe Price Blue Chip Growth Fund 565,750 and 618,430 shares, respectively	13,017,918	24,879,436
T. Rowe Price Mid-Cap Growth Fund 369,441 and 358,105 shares, respectively	12,069,625	20,651,888
T. Rowe Price Summit Cash Reserves 10,311,729 and 7,840,694 shares, respectively	10,311,729	7,840,694
Northwest Natural Gas Company Common Stock 456,615 and 456,761 shares, respectively	20,196,079	22,225,966

Northwest Natural Gas Company
Retirement K Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

During 2008 and 2007 the Plan’s investments (including gains and losses on investments bought or sold, as well as held, during the year) appreciated or depreciated in value as follows:

2008		2007
Mutual Funds	$(40,683,206)	$3,301,005
Common and Commingled Trust Funds	-	102,903
Northwest Natural Gas Company Common Stock	(2,014,448)	2,667,135
Net (depreciation)/appreciation in fair value of investments	$(42,697,654)	$6,071,043

8.	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed retirement date based investments is as follows (participants may also elect to direct their funds to these retirement date based investment funds):

	December 31
	2008	2007
Net Assets:
Mutual Funds	$7,642,859	$10,634,343

	Year Ended December 31, 2008	Year Ended December 31, 2007
Changes in Net Assets:
Contributions	$1,567,707	$1,477,359
Investment income	258,730	491,341
Net appreciation (depreciation) in investments	(4,720,671)	2,940,980
Benefits paid to participants	(97,250)	(469,945)
Total	$(2,991,484)	$4,439,735

9.	Risks and Uncertainties

The Plan’s assets are invested in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Schedule

Northwest Natural Gas Company
Retirement K Savings Plan
Schedule H, Line 4i; Schedule of Assets (Held at End of Year)
December 31, 2008

		(c)
		Description of
		Investment Including
	(b)	Maturity Date, Rate of		(e)
	Identity of Issue, Borrower,	Interest, Collateral, Par	(d)	Current
(a)	Lessor or Similar Party	or Maturity Value	Cost	Value
*	T. Rowe Price Spectrum Income Fund	Mutual fund	(1)	$3,965,556
*	T. Rowe Price Balanced Fund	Mutual fund	(1)	12,139,540
*	T. Rowe Price Blue Chip Growth Fund	Mutual fund	(1)	13,017,918
*	T. Rowe Price Mid-Cap Growth Fund	Mutual fund	(1)	12,069,625
*	T. Rowe Price Small-Cap Stock Fund	Mutual fund	(1)	2,516,377
*	T. Rowe Price Short-Term Bond Fund	Mutual fund	(1)	1,032,816
*	T. Rowe Price Summit Cash Reserves	Mutual fund	(1)	10,311,729
*	T. Rowe Price Science and Technology Fund	Mutual fund	(1)	1,711,802
*	T. Rowe Price Retirement Income Fund	Mutual fund	(1)	1,261,651
*	T. Rowe Price Retirement 2005 Fund	Mutual fund	(1)	307,632
*	T. Rowe Price Retirement 2010 Fund	Mutual fund	(1)	2,631,788
*	T. Rowe Price Retirement 2015 Fund	Mutual fund	(1)	3,093,483
*	T. Rowe Price Retirement 2020 Fund	Mutual fund	5,192,719	3,401,860
*	T. Rowe Price Retirement 2025 Fund	Mutual fund	2,986,781	1,897,600
*	T. Rowe Price Retirement 2030 Fund	Mutual fund	1,651,421	1,026,376
*	T. Rowe Price Retirement 2035 Fund	Mutual fund	893,991	555,529
*	T. Rowe Price Retirement 2040 Fund	Mutual fund	1,036,638	640,377
*	T. Rowe Price Retirement 2045 Fund	Mutual fund	170,821	112,567
*	T. Rowe Price Retirement 2050 Fund	Mutual fund	(1)	27,102
*	T. Rowe Price Retirement 2055 Fund	Mutual fund	9,801	8,550
	PIMCO Total Return Admin.	Mutual fund	(1)	1,990,822
	Artisan International Fund	Mutual fund	(1)	2,391,063
	Dodge & Cox International Stock Fund	Mutual fund	(1)	1,708,150
	Vanguard 500 Index Fund	Mutual fund	(1)	1,502,741
*	Northwest Natural Gas Company Common Stock	Common stock	(1)	20,196,079
*	Participant loans	5.0% to 9.25%, maturing 1/04/09 to 9/26/13		2,075,528
	Total investments			$101,594,261
*	Represents identification of known party-in-interest in the Plan.
(1)
Cost information has been omitted for participant directed assets. Non-Contributory Employer Contributions can only be invested in Retirement Date Funds, however employees may also direct their own contributions to Retirement Date Funds.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Northwest Natural Gas Company Retirement K Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                NORTHWEST NATURAL GAS COMPANY
                                RETIREMENT K SAVINGS PLAN
Dated: June 19, 2009

/s/ Lea Anne Doolittle
                                Lea Anne Doolittle
                                Retirement K Savings Plan
                                Administrative Committee

NORTHWEST NATURAL GAS COMPANY

EXHIBIT INDEX
to
Annual Report on Form 11-K
For Year Ended
December 31, 2006

Document	Exhibit Number
Consent of Independent Registered Public Accounting Firm	23